CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               September 21, 2018


Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7033
                 CBOE Vest Large Cap Buffered Portfolio Series
                                 (the "Trust")
                      CIK No. 1714684 File No. 333-221139
            -------------------------------------------------------


Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Cover/General
-------------

      1. PLEASE INCLUDE THE BULLETED DISCLOSURE ITEMS FROM THE COVER OF THE ALAIA MARKET LINKED TRUST, SERIES 1-[1] (THE "ALAIA TRUST").

      Response: The prospectus has been revised in accordance with this comment.

      2. PLEASE EXPLAIN SUPPLEMENTALLY WHETHER THERE ARE ANY SCENARIOS IN WHICH THE OPTION COVERAGE COULD FALL SHORT AS WELL AS WHETHER THE USE OF OFFSETTING OPTION POSITIONS TO COVER RATHER THAN CASH OR GOVERNMENT SECURITIES PRESENTS ADDITIONAL RISK.

      Response: the Trust does not believe that there are any scenarios in which the option coverage could fall short. At inception, the Trust's portfolio is structured such that short options positions are covered by long options or the cash position. If the Trustee maintains the portfolio in the same proportion through the life of the Trust, this coverage will remain intact.

      3. PLEASE UPDATE ALL DATES IN THE PROSPECTUS, AS NECESSARY.

      Response: The prospectus will be updated in accordance with this comment prior to effectiveness.


Portfolio (p. 10-13)
--------------------

      4. PLEASE INCLUDE A GRAPHICAL REPRESENTATION OF THE TRUST'S RETURN POSSIBILITIES WHICH DEMONSTRATES THE STRUCTURED RETURNS THAT THE TRUST SEEKS TO PROVIDE (SEE ALAIA TRUST P. 4-5).

      Response: The prospectus has been revised in accordance with this comment. The Trust has included a bar chart in place of the graphical representation which is believes better illustrates the possible return scenarios.

      5. IN GENERAL, PLEASE PROVIDE MORE FULSOME DISCLOSURE REGARDING THE UNDERLYING EXCHANGE-TRADED FUND ("ETF") AND UNDERLYING INDEX, SIMILAR TO THE DISCLOSURE IN THE ALAIA TRUST. ADDITIONALLY, AS THE TRUST IS INVESTING IN OPTIONS RELATING ONLY TO A SINGLE ETF, REVISE THE RISK DISCLOSURE TO BE MORE SPECIFIC TO THE UNDERLYING ETF, RATHER THAN ETFS OR INVESTMENT COMPANIES GENERALLY.

      Response: The prospectus has been revised in accordance with this comment.

      6. ON PAGE TWELVE, PLEASE DELETE THE THIRD AND FOURTH SENTENCES OF THE SECTION ENTITLED "THE UNDERLYING ETF AND THE UNDERLYING INDEX."

      Response: The prospectus has been revised in accordance with this comment.

      7. ON PAGE THIRTEEN, PLEASE DELETE THE FOURTH SENTENCE OF THE FIRST FULL PARAGRAPH.

      Response: The prospectus has been revised in accordance with this comment.

      8. PLEASE UPDATE THE DATE OF THE MOST RECENT PROSPECTUS FOR THE UNDERLYING ETF.

      Response: The prospectus has been revised in accordance with this comment.

      9. PLEASE CLARIFY THAT THE UNDERLYING ETF IS A UNIT INVESTMENT TRUST THAT USES A FULL REPLICATION STRATEGY AND REVISE ANY DISCLOSURE THAT SUGGESTS THAT THE UNDERLYING ETF MIGHT USE A SAMPLING STRATEGY.

      Response: The prospectus has been revised in accordance with this comment.

Hypothetical Examples (p. 13-16)
--------------------------------

      10. WITH RESPECT TO THE HYPOTHETICAL EXAMPLES, PROVIDE A TABLE SIMILAR TO THE TABLE IN THE ALAIA TRUST (P. 19), IN ORDER TO SHOW THE HYPOTHETICAL PER UNIT RETURN OF THE TRUST ON BASED HYPOTHETICAL RETURNS OF THE UNDERLYING ETF.

      Response: The prospectus has been revised in accordance with this comment.

      11. IN EXAMPLE 4, REVISE OR EXPLAIN THE FIRST BULLET POINT TO DEMONSTRATE HOW THE TRUST WOULD RECEIVE MONEY ON IN-THE MONEY PURCHASED CALL OPTIONS IF THE UNDERLYING ETF DECREASES BY 50%.

      Response: The strike price of the ITM Purchased Call Options is $0.01. Assuming the price of the Underlying ETF at the inception of the Trust to be $290.00, the strike price is approximately 0.003% of the Underlying ETF's initial value. If the Underlying ETF decreases by 50%, the Trust will receive money on ITM Purchased Call Options in the amount of 49.997% (50% - 0.003%). This, in combination with the puts and the residual cash, will result in a total return of 60%.

      12. PLEASE PROVIDE AN EXAMPLE OF THE EXPECTED RETURN IF AN INVESTOR DECIDES TO REDEEM UNITS PRIOR TO THE TERMINATION OF THE TRUST.

      Response: The following disclosure has been added in boldface type to the prospectus:

            "The return on Units redeemed prior to the termination of the Trust will likely be less than the original Public Offering Price as well as the return that a Unit holder could expect if Units were held until the Trust's termination. Any redemption of Units prior to the Trust's termination could result in a substantial loss."


Risks (p. 17-20)
----------------

      13. PLEASE CHANGE THE NAME OF "INVESTMENT IN OTHER INVESTMENT COMPANIES RISK" TO "INVESTMENT IN THE UNDERLYING ETF RISK" AND REVISE THE DISCLOSURE ACCORDINGLY.

      Response: The prospectus has been revised in accordance with this comment.

      14. WITH RESPECT TO THE "EXCHANGE-TRADED FUNDS" RISK, PLEASE MAKE THE FOLLOWING CHANGES:
          o IN BULLET POINT ONE, PLEASE DELETE THE FINAL SENTENCE;
          o IN BULLET POINT TWO, PLEASE CONSIDER WHETHER "MANAGEMENT AND OPERATIONAL RISK" IS PRESENT FOR A FUND (LIKE THE UNDERLYING ETF) THAT USES FULL REPLICATION, REVISE AS APPROPRIATE;
          o IN BULLET POINT THREE, PLEASE REVISE THE FIRST SENTENCE TO REFER ONLY TO THE UNDERLYING ETF; AND
          o IN BULLET POINT FOUR, PLEASE FOCUS THE DISCLOSURE ONLY ON PASSIVE INVESTMENT RISK.

      Response: The prospectus has been revised in accordance with this comment.

      15. IN THE EVENT OF THE EARLY TERMINATION OF THE TRUST, EXPLAIN (i) WHETHER THE OFFSETTING OPTION POSITIONS PROVIDE ADEQUATE COVERAGE FOR FUTURE OBLIGATIONS, AND (ii) WOULD SUCH A SITUATION REQUIRE MANAGEMENT OR OVERSIGHT OF THE OPTIONS THAT MAY BE INCONSISTENT WITH SECTION 4(2) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

      Response: In the event of the early termination of the Trust, the Trust expects the option positions and cash to fully cover any future obligations related to such positions. See Response to Comment 2. Additionally, the Trust does not believe that such a situation would require management. The Trustee would liquidate the Trust's assets pursuant to the indenture and proceeds would be delivered to Unit holders.

      16. PLEASE CONSIDER WHETHER ANY UPDATES ARE WARRANTED FOR THE "CURRENT ECONOMIC CONDITIONS" RISK.

      Response: The prospectus has been revised in accordance with this comment.

      17. PLEASE REVISE THE "LEGISLATION/LITIGATION" RISK TO REFLECT RECENT TAX LEGISLATION AND ANY OTHER APPLICABLE DISCLOSURE.

      Response: The prospectus has been revised in accordance with this comment.


Tax Status (p. 25)
------------------

      18. PLEASE UPDATE THE DISCLOSURE IN ACCORDANCE WITH RECENTLY PASSED TAX LEGISLATION.

      Response: The prospectus has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                           Very truly yours,

                                           CHAPMAN AND CUTLER LLP


                                           By  /s/ Daniel J. Fallon
                                               -----------------------------
                                                   Daniel J. Fallon


Enclosures